Exhibit (a)(5)(E)

LIVERAMP ANNOUNCES FINAL RESULTS OF TENDER OFFER

SAN FRANCISCO, December 19, 2018—(BUSINESSWIRE)—LiveRamp (NYSE: RAMP) today announced the final results of its “modified Dutch auction” tender offer, which expired at 5:00 P.M., New York City time, on December 13, 2018.

LiveRamp has accepted for purchase 11,235,955 shares of its common stock, $0.10 par value per share, at a price of $44.50 per share, for an aggregate cost of approximately $500 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 14.2 percent of the shares outstanding. The tender offer was oversubscribed and pursuant to the terms of the tender offer, shares will be accepted on a pro rata basis. LiveRamp has been informed by Computershare Trust Company, N.A., the depositary for the tender offer, that the proration factor for the tender offer is approximately 59.4 percent.

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC acted as the dealer managers for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson LLC toll-free at (888) 613-9988.

About LiveRamp

LiveRamp provides the identity platform leveraged by brands and their partners to deliver innovative products and exceptional experiences. LiveRamp IdentityLink™ connects people, data, and devices across the digital and physical world, powering the people-based marketing revolution and allowing consumers to safely connect with the brands and products they love. For more information, visit www.LiveRamp.com.

Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements are based on LiveRamp’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein. Additional information about the factors that may affect LiveRamp’s operations is set forth in LiveRamp’s current and periodic reports filed with the Securities and Exchange Commission, including LiveRamp’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Item 1A. RISK FACTORS” in LiveRamp’s Annual Report on Form 10-K for the year ended March 31, 2018, which was filed with the Securities and Exchange Commission on May 25, 2018 and the discussion under the caption “Item 1A. RISK FACTORS” in LiveRamp’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2018 and September 30, 2018, which were filed with the Securities and Exchange Commission on August 9, 2018 and November 1, 2018, respectively. The forward-looking statements in this communication are based on information available to LiveRamp as of the date hereof.

LiveRamp undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

LiveRamp, LiveRamp IdentityLink, Abilitec and all other LiveRamp marks contained herein are trademarks or service marks of LiveRamp, Inc. All other marks are the property of their respective owners.

For more information, contact:

Georgeson LLC

Toll Free: 888-613-9988

LiveRamp Investor Relations

Lauren Dillard

650-372-2242

Investor.Relations@LiveRamp.com